HUNTINGTON INSURANCE
ATTN:	Vicky Dielman
440 POLARIS PKWY., #400
WESTERVILLE, OH 43082

INSURED:	CAPITOL SERIES TRUST
PRODUCT:	DFIBond
POLICY NO:	82341176
TRANSACTION:	ENDT

FEDERAL INSURANCE COMPANY
Endorsement No:	7
Bond Number:	82341176

NAME OF ASSURED: CAPITOL SERIES TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Capitol Series Trust

Meritage Growth Equity Fund

Meritage Value Equity Fund

Meritage Yield-Focus Equity Fund

First Security Municipal Bond Fund

Fuller & Thaler Behavioral Core Equity Fund

Preserver Alternative Opportunities Fund

Canterbury Portfolio Thermostat Fund [effective 4/11/2016]

This Endorsement applies to loss discovered after 12:01 a.m. on December 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 13, 2016